UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                                          REPORT FOR PERIOD
CSW International, Inc.                                   April 1, 2001 to
Dallas, Texas  75202                                      June 30, 2001


File No.  070-9091                                     PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of Central and South West Corporation.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. Refer to Exhibit E.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company.
          Refer to Exhibit E

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. Refer to Exhibit E.




                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding
Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 21st day of August, 2001.

                                        CSW Energy, Inc.
                                      CSW International, Inc.
                                      /s/   Armando Pena
                                            Armando Pena
                                             Treasurer


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

                                                                         Exhibit A

                                 CSW Energy, Inc.
                                  Balance Sheet
                                  June 30, 2001
                                   (Unaudited)
                                     ($000's)


Assets

Current Assets
   Cash and cash equivalents                                                $4,754
   Accounts receivable                                                      21,142
   Prepaid expenses                                                          6,305
                                                                        -----------

               Total current assets                                         32,201


Investments In and Advances to Energy Projects                             143,720

Notes Receivable - Affiliate                                               206,708

Other Assets
  Construction in progress and project development costs                   272,725
  Property, Plant, and Equipment, net                                       19,978
  Other - net                                                                6,298
                                                                        -----------

               Total other assets                                          299,001
                                                                        -----------

                  Total assets                                            $681,630
                                                                        ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                         $4,287
   Accrued liabilities and other                                            12,899
   Current maturities of long term debt                                    200,000
                                                                        -----------

               Total current liabilities                                   217,186

Notes Payable - Affiliate                                                  197,538

Deferred Income Taxes                                                       44,490

Other                                                                       24,254
                                                                        -----------

               Total liabilities                                           483,468


Minority Interest                                                               50

Shareholder's Equity
   Common stock                                                                  1
   Additional paid-in-capital                                              108,139
   Accumulated retained earnings                                            89,972
                                                                        -----------

               Total shareholder's equity                                  198,112
                                                                        -----------

                  Total liabilities and shareholder's equity              $681,630
                                                                        ===========

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

                                                                                  Exhibit B

                                  CSW International, Inc.
                                Consolidated Balance Sheet
June 30, 2001
                                        (Unaudited)
                                         ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                                              $ 1,557,409
       General plant                                                                329,520
                                                                           -----------------
             Total Electric Plant                                                 1,886,929
       Less - Accumulated depreciation                                             (672,919)
                                                                           -----------------
             Total Fixed Assets                                                   1,214,010

Current Assets
       Cash and cash equivalents                                                     94,494
       Short-term investments                                                        14,194
       Accounts receivable                                                           88,275
       Notes receivable                                                              63,339
       Inventories                                                                   16,635
       Other current assets                                                          86,529
                                                                           -----------------
             Total Current Assets                                                   363,466

Other Assets
       Goodwill                                                                   1,114,704
       Prepaid benefit costs                                                         46,846
       Notes receivable                                                              95,245
       Equity investments and other                                                 260,418
                                                                           -----------------
             Total Other Assets                                                   1,517,213

             Total Assets                                                       $ 3,094,689
                                                                           =================

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                                     $ 1
       Paid-in capital                                                              829,000
       Retained earnings                                                            409,415
       Foreign currency translation and other                                      (111,491)
                                                                           -----------------
                                                                                  1,126,925

       Long-term debt                                                               692,739

Current Liabilities
       Accounts payable                                                             102,781
       Advances from affiliates                                                     189,437
       Accrued interest payable                                                      33,543
       Loan notes                                                                    15,509
       Accrued taxes payable                                                        101,745
       Customer prepayments                                                          34,927
       Current portion of long term debt                                            354,136
       Other                                                                        140,843
                                                                           -----------------
                                                                                    972,921
Deferred Credits
       Deferred tax liability                                                       280,342
       Other                                                                         21,762
                                                                           -----------------
             Total Deferred Credits                                                 302,104

                                                                           -----------------
             Total Capitalization and Liabilities                               $ 3,094,689
                                                                           =================

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
                                                                                    Exhibit C


                                      CSW Energy, Inc.
                                     Statement of Income
                          For the Twelve Months Ended June 30, 2001
                                         (Unaudited)
                                          ($000's)

                                                                                    2001

OPERATING REVENUE:
              Electric revenues                                                       $87,201
              Equity in Income from energy projects                                    16,416
              Operating and mantenance contract services                               13,717
              Construction contract revenue                                            47,260
              Other                                                                      (931)
                                                                                --------------
                          Total operating revenue                                     163,663


OPERATING EXPENSES:
              Fuel                                                                     61,322
              Operating, maintnance and supplies                                        7,519
              Depreciation and amortization                                             3,414
              Salaries, wages and benefits                                              6,805
              Construction contract expenses                                           55,487
              General and administrative                                               15,449
              Operating and maintenance contract services                               8,428
                                                                                --------------
                          Total operating expenses                                    158,424

INCOME FROM OPERATIONS                                                                  5,239

OTHER INCOME (EXPENSE)
              Interest income                                                          43,171
              Interest expense                                                        (45,339)
              Sale of project ownership interest                                       72,229
              Other, net                                                                  176
                                                                                --------------
                          Total other (expense)                                        70,237

INCOME  BEFORE INCOME TAXES                                                            75,476

PROVISION  FOR INCOME TAXES                                                            26,153
                                                                                --------------

               Net income                                                             $49,323
                                                                                ==============
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
                                                                  Exhibit D

                             CSW International, Inc.
                         Consolidated Statement of Income
                    For the Twelve Months Ended June 30, 2001
                                   (Unaudited)
                                     ($000's)


Operating Revenues
     Electric revenues                                                 $ 1,193,200
     Other diversified                                                     329,546
                                                                 ------------------

                                                                         1,522,746

Operating Expenses
     Cost of electric sales                                                757,295
     General and administrative                                            282,209
     Depreciation and amortization                                         100,704
     Other diversified                                                     212,166
                                                                 ------------------

                                                                         1,352,374
                                                                 ------------------

Operating Income                                                           170,372

Other Deductions and (Income)
     Interest expense                                                       98,030
     Interest income                                                       (13,058)
     Investment income                                                      (5,608)
                                                                 ------------------

                                                                            79,364
                                                                 ------------------

Income Before Income Taxes                                                  91,008

Provision for Income Taxes                                                     563
                                                                 ------------------

Net Income                                                                $ 90,445
                                                                 ==================

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

Exhibit E

CSW Energy, Inc. and CSW International, Inc.
ASSOCIATE TRANSACTIONS
For the Quarter Ended June 30, 2001



                     Associate              Associate                                                            Dollar Amount
                      Company                Company              Receiving       Receiving     Types of          of Services
    Reporting        Providing              Receiving              Company         Company      Services           Provided
     Company          Services               Services               Owner         Location      Rendered           (000's)
----------------   ---------------------  --------------------  ----------------- --------    -------------     -----------


CSW Energy, Inc.    Industry and Energy
                    Associates LLC        Eastex Cogeneration    CSW Energy, Inc.   Texas       Engineering        $ 194
                                           Limited Partners


CSW Energy, Inc.    Industry and Energy   Sweeny Cogeneration   CSW Energy, Inc.    Texas       Engineering        $ 389
                    Associates LLC         Limited Partners      and General
                                                                Electric Capital
